SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549






                                  FORM 11-K

                                ANNUAL REPORT



                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



                   For the fiscal year ended December 31, 1993


                         Commission file no.  2-61045


                     THE SAVINGS PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                      PARTICIPATING SUBSIDIARY COMPANIES
                           (Full title of the plan)





                           UNION CARBIDE CORPORATION

         (Name of issuer of the securities held pursuant to the plan)



                             39 OLD RIDGEBURY ROAD
                             DANBURY, CT 06817-0001

                    (Address of principal executive office)





       Total number of sequentially numbered pages in this filing including exhibits thereto:  20












                                     INDEX



                                                                     Page

Financial Statements
        Statement of Financial Condition - The Savings Program
              for Employees of Union Carbide Corporation and
              Participating Subsidiary Companies -
              December 31, 1993 and December 31, 1992                  3

        Statement of Income and Changes in Program Equity - The
              Savings Program for Employees of Union Carbide
              Corporation and Participating Subsidiary Companies -
              Three Years Ended December 31, 1993                      4

        Notes to Financial Statements                                 5-16


Supplemental Schedules                                                16


Signature                                                             17

Independent Auditors' Report                                          18

Exhibit Index                                                         19

       THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION
                    AND PARTICIPATING SUBSIDIARY COMPANIES

                       STATEMENT OF FINANCIAL CONDITION

                                                                                    (Millions of Dollars)
                                                                                         December 31,
                                                                                      1993         1992
                                PROGRAM ASSETS
Investments:
  Union Carbide Corporation, Common Stock - 3,651,714 shares and
    3,709,196 shares at market value (Cost $42.4 million and
    $36.4 million)............................................................... $   81.7     $   61.7
  Union Carbide Corporation, Convertible Preferred Stock - 16,668,890
    shares and 16,870,190 shares at market value
      Unallocated (Cost $114.0 million and $122.5 million).......................    284.0        226.7
      Allocated (Cost $49.0 million and $33.5 million)...........................     89.0         53.8
  Praxair, Inc., Common Stock - 2,198,414 shares and 2,770,062 shares
    at market value (Cost $26.7 million and $33.8 million).......................     36.6         46.5
  Union Carbide Corporation, Debentures and Notes issued to
    shareholders pursuant to the Corporation's January 1986 Exchange
    Offer at market value (Cost $0.1 million)....................................      -            0.1
  United States Government, Government Agency, and
    corporate obligations at market value (Cost $3.8 million)....................      -            3.8
  United States Savings Bonds
    Series "E" at current redemption value (Cost $0.1 million
      and $0.1 million)..........................................................      0.2          0.3
    Series "EE" at current redemption value (Cost $1.3 million
      and $1.2 million)..........................................................      1.6          1.5
  Short-term Securities at market value (Cost $0.7 million and
    $0.6 million)................................................................      0.7          0.6
  Fixed Income Fund (see Note 8) - 10,145,276 units and
    9,906,379 units - per unit value $61.69 and $57.39
    (Cost $623.3 million and $568.5 million).....................................    625.9        568.5
  Fidelity Equity-Income Fund, managed for the Trustee by Fidelity
    Investments - 351,620 shares and 198,429 shares at market value
    (Cost $9.5 million and $4.9 million).........................................     11.9          5.8
  Fidelity U.S. Equity Index Portfolio, managed for the Trustee by
    Fidelity Investments - 1,256,843 shares and 1,228,735 shares at
    market value (Cost $15.5 million and $15.1 million)..........................     21.7         20.1
  Fidelity Magellan Fund, managed for the Trustee by Fidelity
    Investments - 544,557 shares and 414,022 shares at market value
    (Cost $28.3 million and $21.0 million).......................................     38.6         25.9
  Fidelity Contrafund, managed for the Trustee by Fidelity
    Investments - 259,372 shares at market value (Cost $7.6 million).............      8.0          -
  Fidelity Growth Company Fund, managed for the Trustee by Fidelity
    Investments - 93,051 shares at market value (Cost $2.5 million)..............      2.7          -
Loans to Program participants....................................................     36.5         28.1
Amounts due from participating employers, including amounts collected
  from participants..............................................................      -            0.1
Other receivables................................................................      0.2          0.3
                Total Program Assets............................................. $1,239.3     $1,043.8


                         LIABILITIES AND PROGRAM EQUITY

Amounts payable to participants.................................................. $    0.5     $    -
ESOP loan payable to Union Carbide Corporation...................................    114.0        122.5
Other liabilities................................................................      0.1          0.1
Program equity...................................................................  1,124.7        921.2
                Total Liabilities and Program Equity............................. $1,239.3     $1,043.8

The accompanying notes are an integral part of the Financial Statements.

       THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION
                    AND PARTICIPATING SUBSIDIARY COMPANIES

             STATEMENT OF INCOME AND CHANGES IN PROGRAM EQUITY



                                                  (Millions of Dollars)
                                                 Year Ended December 31,
                                                 1993       1992      1991

Program Equity at Beginning of Year .........  $  921.2   $ 804.4   $ 700.1

Investment Income:
  Dividends .................................      16.8      21.3      33.9
  Interest ..................................      45.4      50.7      52.9
                                                   62.2      72.0      86.8
Net Change in Appreciation
  (Depreciation) of Investments .............     123.4     187.1      35.5
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees ...............................      43.6      55.8      68.6
  Amounts Contributed by Participating
    Employers ...............................       5.5      16.2      28.3
                                                   49.1      72.0      96.9

Allocation of ESOP Stock to Participants ....      14.8      18.9      23.7

       Net Additions to Program .............     249.5     350.0     242.9

Withdrawals .................................     (30.6)    (39.5)    (48.7)
Administration Costs and Expenses ...........      (0.9)     (0.3)     (0.3)
Interest Expense on ESOP Loan ...............     (10.3)    (17.3)    (32.0)
Transfers from (to) Other Savings
  Plans (Note 5) ............................       1.4    (162.4)    (33.9)
Allocation of ESOP Stock to Participants.....      (5.6)    (13.7)    (23.7)

Income and Changes in Program Equity
  for the Year ..............................     203.5     116.8     104.3

Program Equity at End of Year ...............  $1,124.7   $ 921.2   $ 804.4


The accompanying notes are an integral part of the Financial Statements.

               THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
               CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Investments are reported at market value, based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption value, loans to participants, which are carried at face value and certain fixed income investments which are carried at contract value. Fixed Income Fund investments consist of investment contracts with banks and insurance companies, government, corporate and international securities and a short-term investment fund of the trustee (see Notes 3 and 8). Unrealized appreciation or depreciation of investments is recognized currently in the financial statements.

Participants' accounts are credited with participant contributions, contributions from Union Carbide Corporation ("the Corporation", "UCC") and an allocation of earnings from the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program") and charged with an allocation of administrative expenses. The allocation of earnings is based upon a participant's interest in a respective investment fund. The allocation of administrative expenses is based upon participants' account balances.

On June 30, 1992, the Corporation completed the spin-off of its industrial gases business, Praxair, Inc. ("Praxair"). Under the terms of the spin-off, Union Carbide Corporation distributed to its holders of common stock one share of Praxair Common Stock. Participants in the Savings Program who were holding shares of UCC Common Stock on this date received a share of Praxair Common Stock for each UCC share held. The spin-off distribution created the investment fund, Praxair Common Stock. As of June 30, 1992, the Praxair Common Stock investment fund was closed to new participants and existing participants are unable to increase their investment in the fund. The investment fund balances of Praxair employees in the Program at June 30, 1992 were transferred to the newly established Savings Program for Employees of Praxair, Inc. (see Note 5).

The cost of UCC Common Stock and Praxair Common Stock sold is the respective employee's average cost. The cost of other security investments sold or redeemed is the actual cost of the specific securities. Purchases and sales of investments are recorded on the trade date. The financial statements have been prepared on the accrual basis of accounting.


Note 2 - Description of the Program

Effective January 1, 1991, the 401(k) Opportunity Plan for Salaried Employees of Union Carbide Corporation, the 401(k) Opportunity Plan for Hourly Employees of Union Carbide Corporation, the Savings Plan for Employees of Union Carbide Corporation and Participating Subsidiary Companies, and the Union Carbide Corporation Employee Stock Ownership Plan (see Note 6) were merged into the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies. Participants may elect to have the Corporation pay from 1% to 17 1/2% (subject to the maximum allowed by the Internal Revenue Code for the 401(k) part of the Program, which in 1993 was $8,994) of the employee's compensation to the Program instead of paying that amount to the employee. Effective January 1, 1993, the minimum participation percentage was lowered from 2 1/2% to 1%.

The Corporation contributes, for the account of each employee who chooses to participate in the Program, 50% of the amount contributed by the employee, up to 7 1/2% of the employee's compensation ("basic deductions"). Employer contributions are made to a participant's individual account in shares of the Corporation's convertible preferred stock that are contributed from the Employee Stock Ownership Plan.

           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                 CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

 Note 2 - Description of the Program (Continued)

On June 30, 1993, the General Savings Fund was terminated. All money in the Fund, including deferred balances from prior plan periods, was transferred to the Fixed Income Fund, unless specifically requested. Withdrawals from the other investment programs normally are made at retirement or other termination of employment and may be deferred under the terms of the Program. Other features are described in the Program's Summary Plan Description.

Note 3 - Investment Programs

Participants may invest their basic deduction and an additional 1/2% to 10% of the employee's compensation ("supplemental deduction") in 1/2 percentage point increments in any or all of: Common Stock of Union Carbide Corporation, United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Fidelity U.S. Equity Index Portfolio, the Fidelity Magellan Fund, the Fidelity Contrafund, the Fidelity Growth Company Fund, or the Discounted Company Stock Fund. However, a participant's cash deposits in excess of 7 1/2% of compensation ("supplemental deposits") may not be invested in the Discounted Company Stock Fund. The General Savings Fund, available through June 30, 1993, was invested by the Trustee in a commingled trust fund which invested in bonds and other securities (except common and preferred stocks). As of January 1, 1991, the General Savings Fund was closed to new participants and existing participants were unable to increase the percentage of compensation contributed to the fund. As of June 30, 1993, the General Savings Fund is no longer a part of the Program. Contributions by the Corporation are made to the ESOP Stock Fund. The Fidelity Contrafund and the Fidelity Growth Company Fund were made available to participants on April 19, 1993.

During 1993, the Program entered into agreements with investment managers, Pacific Investment Management Company and Jennison Associates Capital Corporation, to manage a portfolio of government, corporate and international investment grade securities within the Fixed Income Fund. In addition, the Program entered into agreements to insure the principal amount of these funds with Pacific Mutual Life Insurance Company and The Prudential Asset Management Company, Inc., respectively.

Participants are limited to selling the Praxair Common Stock they received in the 1992 spin-off distribution (see Note 1) and are prohibited from purchasing Praxair Common Stock through the Savings Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.

At December 31, 1993, there were 10,025 employees participating in the Program (10,598 at December 31, 1992 and 16,944 at December 31, 1991). The sum of participation by investment program is greater than the total number of Program participants because participation is allowed in more than one fund.

                        Participation by Investment Program
                                                                           Fidelity                               Fidelity
                 General   UCC          Discounted   U.S.   Fixed Praxair  Equity-  U.S. Equity Fidelity Fidelity  Growth
                 Savings  Common          Company  Savings Income Common    Income     Index    Magellan  Contra-  Company
                   Fund   Stock   ESOP  Stock Fund  Bonds   Fund   Stock     Fund    Portfolio    Fund     fund     Fund   Loans
Dec. 31, 1993         -   3,309   9,363    2,223     226    9,621  2,396      868      1,209     2,069     658       327   4,112
Dec. 31, 1992     1,266   3,400   9,893    2,109     251   10,016  3,053      668      1,237     1,763       -         -   3,677
Dec. 31, 1991     2,066   5,480  15,371    3,437     401   15,664      -      797      1,986     2,224       -         -   4,648




                                   THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                   CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                     NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 4 - Unrealized Appreciation (Depreciation) of Investments

Following is a summary of unrealized appreciation (depreciation) by Investment Program.


                                                                            (Millions of Dollars)
                                          _____________________________________________________________________________________
                                                                                                                      Fidelity
                                          Total    UCC    Discounted   Fidelity       Fidelity     Fidelity  Fidelity  Growth
                                          Savings  Common   Company  Equity-Income   U.S. Equity   Magellan   Contra-  Company
                                          Program  Stock  Stock Fund    Fund       Index Portfolio   Fund      fund     Fund
Unrealized Appreciation
  (Depreciation) at December 31, 1993 ...  $281.3  $ 26.3   $ 13.0     $  2.4          $  6.2       $ 10.3    $  0.4   $  0.2
Unrealized Appreciation
  (Depreciation) at December 31, 1992 ...   173.3    17.5      7.8        0.9             5.0          4.9         -        -

                                                (Millions of Dollars)
                                          _________________________________

                                           Praxair  ESOP   ESOP    Fixed
                                           Common   Allo-  Unal-   Income
                                            Stock   cated located   Fund
Unrealized Appreciation
  (Depreciation) at December 31, 1993 ...  $  9.9  $ 40.0  $170.0  $  2.6
Unrealized Appreciation
  (Depreciation) at December 31, 1992 ...    12.7    20.3   104.2       -


                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 5 - Transfers from (to) Other Savings Plans

Following is a summary of transfers from (to) other savings plans.

                                                    (Millions of Dollars)
                                                   Year Ended December 31,
                                                  1993       1992      1991
                                                 Total      Total     Total
                                                Savings    Savings   Savings
                                                Program    Program   Program
Transferred from the plans of employees'
  previous employers .......................... $   1.4    $   0.1    $   1.5

Transferred to Savings Program for Employees
   of Praxair, Inc. (see Note 1)...............       -     (162.5)         -

Transferred to Savings Program for Employees
  of UCAR International Inc.*..................       -          -      (35.0)

Transferred to the plans of companies which
   acquired businesses divested by the
  Corporation..................................       -          -       (0.4)

       Transfers from (to) other savings plans. $   1.4    $(162.4)   $ (33.9)

* In 1991, Union Carbide Corporation sold 50% of its equity in UCAR International Inc. ("UCAR") and certain other subsidiaries engaged in the carbon products business. On January 1, 1991, the investment fund balances of UCAR employees in the Program at December 31, 1990 were transferred to the newly established Savings Program for Employees of UCAR International Inc.


Note 6 - Employee Stock Ownership Plan

The Employee Stock Ownership Plan ("ESOP") is an integral part of the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies. In November 1990, the trust established for the ESOP purchased 15,116,279 shares of a new series of convertible preferred stock ("ESOP Stock") from the Corporation with proceeds from a $325 million loan from Union Carbide Chemicals and Plastics Company Inc. This loan was subsequently assigned to the Corporation. The Corporation's contributions, plus dividends on the shares held by the ESOP, are used to meet interest and principal payments on the 15-year 10% loan. As loan payments are made, shares of the ESOP Stock are allocated to eligible participants.

During the second quarter of 1992, the Corporation repurchased 7.5 million shares of unallocated ESOP Stock from the ESOP's trustee for $26.875 per share or $202 million. This was done to preserve the expected life of the ESOP, which had fewer participating employees as a result of the spin-off of Praxair (see Note 1). Also in connection with the spin-off, approximately one million shares of the ESOP Stock held by individuals who became employees of Praxair were redeemed for Union Carbide Corporation Common Stock.

The terms of the ESOP provided that the ESOP conversion price, liquidation price, dividend and number of shares of ESOP Stock were adjusted upon the distribution of Praxair stock to shareholders so that the interests of the ESOP shareholders were not diluted. As of June 30, 1992, spin-off date, the conversion price, liquidation price and annual preferred dividend of the ESOP

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

Stock were adjusted from $21.50, $21.50 and $1.90, respectively, to $8.981, $8.981 and $0.794, respectively. The ESOP Stock is convertible into the Corporation's common stock at a ratio of one-to-one and has a preference in liquidation and each share has one voting right. The adjusted ESOP Stock annual dividend rate of $0.794 per share yields 8.93% based on the new liquidation price. Dividends on allocated shares are credited quarterly to participants' accounts in the form of additional shares of ESOP Stock.

Note 7 - Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of the Corporation, associated with the sale and transfer of Union Carbide Corporation Common Stock for a participant's account, are deducted from the proceeds or charged to the account. Fees of the trustee and investment managers are paid by the Program. For the years ended December 31, 1993, 1992 and 1991, the Corporation paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Program.

Note 8 - Fixed Income Fund

The following is a summary of the Fixed Income Fund. Contract Value represents original deposits under the contract credited with actual earnings and charged for withdrawals.
                                                         (Millions of Dollars)
                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1993         1992
Contracts with Banks and Insurance Companies,
  at Contract Value:
Metropolitan Life Insurance Company
    Contract No. 9502-6, Due 1/15/95..................    $ 61.4       $ 61.5
    Contract No. 1583-7...............................      51.3         68.0
Bankers Trust Company
    Contract No. 1, Money Market......................       -            2.8
    Contract No. 1, FNMA 90-103C, 9.00%, Due 4/25/93..       -           25.9
    Contract No. 2, Money Market......................      17.9          1.6
    Contract No. 2, FNMA 91-39E, 8.50%, Due 8/25/97...       -           17.1
    Contract No. 3, Money Market......................      17.3          2.8
    Contract No. 3, FNMA 91-69D, 7.50%, Due 3/25/94...       3.1         11.2
    Contract No. 3B, FHLMG 91-1154D, 7.75%,
      Due 3/15/95.....................................       8.3          8.3
    Contract No. 3C, FHLMG 91-1126E, 8.55%,
      Due 4/15/94.....................................       2.4          7.0
    Contract No. 3D, FHLMG 91-1133C, 8.00%,
      Due 3/15/94.....................................       1.2          3.7
    Contract No. 4, Money Market......................       3.7          1.0
    Contract No. 4, FNMA 92-15E, 6.75%, Due 3/25/96...      13.6         13.6
    Contract No. 4B, FHLMG 1197B, 5.75%, Due 2/15/95..       -            3.3
The Travelers Insurance Company
    Contract No. 14884, 9.44%, Due 12/31/93...........       -           13.5
    Contract No. 14886, 9.41%, Due 12/31/94...........       3.6          6.6
The Prudential Asset Management Company, Inc.
    Contract No. 6159-211, 9.31%, Due 12/31/95........      14.3         14.5
    Contract No. 6159-213, 8.85%, Due 8/31/94.........       9.5          9.6
    Contract No. 6159-214, 6.30%, Due 7/01/96.........      49.5         51.6

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

                                                         (Millions of Dollars)
                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1993         1992
Contracts with Banks and Insurance Companies, at Contract Value (Continued):

Citibank (South Dakota), N.A.
    Contract No. 1, 8.62%, Due 7/01/93................       -           22.3
Citibank (Nevada), N.A.
    Contract No. 2, 9.40%, Due 7/01/95................      38.9         39.4
Aetna Capital Management, Inc.
    Contract No. 13756, 9.30%, Due 7/01/95............      23.7         24.0
Total Contracts With Banks and Insurance Companies....    $319.7       $409.3

U.S. Government Securities, valued at market:
    FHLMC CMO/S 83-Z, 9.00%, Due 10/15/20, Cost $3.5.....    3.5       $  -
    FHLMC CMO/S 95-C, 9.00%, Due 11/15/20, Cost $5.1.....    5.0          -
    FNMA CMO/S G22-XT, 8.00%, Due 4/25/11, Cost $2.0.....    2.0          -
    FNMA 1992-56-B, Due 3/25/19, Cost $1.9...............    1.1          -
    FNMA 1992-104-K, Due 6/25/22, Cost $0.6..............    0.6          -
    FNMA 1993-37-SA, Due 3/25/23, Cost $1.1..............    1.1          -
    U.S. Treasury Note, 9.25%, Due 1/15/96, Cost $1.6....    1.6          -
    U.S. Treasury Note, 4.375%, Due 8/15/96, Cost $5.0...    5.1          -
    U.S. Treasury Note, 7.875%, Due 4/15/98, Cost $1.0...    1.0          -
    U.S. Treasury Note, 8.25%, Due 7/15/98, Cost $7.8....    8.0          -
    U.S. Treasury Note, 6.375%, Due 8/15/02, Cost $1.1...    1.1          -
    U.S. Treasury Bond, 7.875%, Due 2/15/21, Cost $1.2...    1.2          -
    FHLMC CMO/S 1259-H, 7.75%, Due 1/15/18, Cost $4.8....    5.0          -
    FHLMC MMP 6-C, 9.05%, Due 6/15/19, Cost $3.1.........    3.1          -
    FNMA, 9.00%, Due 1/01/98, Cost $1.1..................    1.1          -
    FNMA CMO/S 1991-29-D, 8.00%, Due 7/25/16, Cost $4.8..    4.8          -
    FNMA 1990-53-E, 8.50%, Due 12/25/16, Cost $1.6.......    1.6          -
    FNMA 1988-4-Z, 9.25%, Due 3/25/18, Cost $2.3.........    2.3          -
    FNMA 1991-82-PH, 8.00%, Due 11/25/18, Cost $6.2......    6.2          -
    FNMA CMO/S 1989-67-E, 8.50%, Due 1/25/19, Cost $2.7..    2.7          -
    FNMA CMO/S 1991-67-H, 8.00%, Due 7/25/20, Cost $4.1..    4.1          -
    U.S. Treasury Note, 5.25%, Due 7/31/98, Cost $10.0...   10.3          -
    U.S. Treasury Bond, 14.00%, Due 11/15/11, Cost $17.9.   18.9          -
Total Government Securities.............................. $ 91.4       $  -

Corporate Securities, valued at market:
    CMOT S 64-I, 9.00%, Due 5/20/06, Cost $4.0........... $  3.3       $  -
    Ford Motor Credit Co. MTN, 6.55%, Due 2/3/98,
      Cost $3.0..........................................    3.2          -
    GMAC MTN, 7.65%, Due 12/17/96, Cost $3.1.............    3.2          -
    GMAC MTN, 7.875%, Due 2/27/97, Cost $2.4.............    2.5          -
    IBM Credit, 4.55%, Due 11/15/00, Cost $2.6...........    2.6          -
    Lehman Home Equity Loan Trust, Due 1/1/15, Cost $5.4.    6.0          -
    OSCC Home Equity Loan Trust, 6.025%, Due 6/15/08,
      Cost $4.1..........................................    4.1          -
    Penn. Power & Light Co., 6.00%, Due 6/1/00, Cost $4.5    4.6          -
    Signet Master Trust 1993-1 A, 5.20%, Due 2/15/02,
      Cost $6.0..........................................    5.9          -
    AMR Corp., 7.75%, Due 12/01/97, Cost $1.2............    1.2          -

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

                                                         (Millions of Dollars)
                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1993         1992
Corporate Securities, valued at market (Continued):
    AMR Corp. Debenture, 10.00%, Due 2/01/01, Cost $0.3..    0.3          -
    AMR Corp. MTN, 9.125%, Due 10/24/01, Cost $1.4.......    1.4          -
    Chase Mtg. Financing Corp. 92-H A-5, 7.00%,
      Due 7/25/24, Cost $1.0.............................    1.0          -
    Citicorp Fltg Rate Notes, Due 1/30/98, Cost $1.7.....    1.7          -
    Cleveland Elect. Illum. Co. Note, 8.33%,
      Due 10/30/98, Cost $2.1............................    2.2          -
    Coastal Corp. Debenture, 11.75%, Due 6/15/06,
      Cost $3.4..........................................    3.5          -
    Collateralized Mtg. Sec. Corp. H-4, 8.95%,
      Due 5/01/16, Cost $2.1.............................    2.2          -
    GE Cap. Mtg. Serv., Inc. 1992-4 A-4, 8.00%,
      Due 4/25/22, Cost $3.1.............................    3.1          -
    GMAC Note, 8.75%, Due 2/01/96, Cost $1.9.............    2.0          -
    Greenwich Cap. Accept., Inc. 1992-LBG A-1,
      Due 1/25/23, Cost $3.5.............................    3.5          -
    Housing Securities, Inc. 1992-C-2, 7.75%,
      Due 8/25/20, Cost $0.6.............................    0.6          -
    Marine Midland Bank 1990-4 A-5, 10.00%, Due 8/25/21,
      Cost $2.4..........................................    2.5          -
    News Am. Holdings, Inc. Note, 12.00%, Due 12/15/01,
      Cost $1.5..........................................    1.5          -
    RTC 1992-1 M1-A, Due 1/25/20, Cost $2.5..............    2.5          -
    RTC 1991-M4 A-1, 5.55%, Due 2/25/20, Cost $5.8.......    5.8          -
    RTC 1992-C5 A-1C, 7.85%, Due 5/25/22, Cost $2.1......    2.0          -
    RTC 1992-12 A-2A, 7.50%, Due 9/25/22, Cost $1.4......    1.4          -
    RTC 1993-3 A2, 7.25%, Due 10/25/23, Cost $2.1........    2.1          -
    RTC 1993-3 A2-C, 7.25%, Due 10/25/23, Cost $2.0......    2.0          -
    RTC 1992-7 A-2C, 8.35%, Due 6/25/29, Cost $2.1.......    2.1          -
    RJR Nabisco, Inc. Note, 10.50%, Due 4/15/98,
      Cost $2.2..........................................    2.3          -
    Ryland Accept. Corp. CMB 67-D, 9.00%, Due 1/20/19,
      Cost $3.5..........................................    3.4          -
    Salomon, Inc. MTN, 7.73%, Due 3/06/95, Cost $2.1.....    2.1          -
    Sears Savings Bank 1992-A A-1, 8.74%, Due 5/25/32,
      Cost $2.8..........................................    2.9          -
    Time Warner, Inc. Note, Due 8/15/02, Cost $1.7.......    1.8          -
Total Corporate Securities............................... $ 92.5       $  -

International Securities, denominated in U.S. dollars, valued at market:
    Republic of Italy Note, 6.00%, Due 9/27/03,
      Cost $6.0.......................................... $  5.9       $  -
    Province of Quebec (Canada) MTN, 8.69%, Due 2/21/01,
      Cost $5.8..........................................    5.8          -
Total International Securities........................... $ 11.7       $  -

Short-term Investment Fund:
    Chemical Bank Temporary Investment Fund.............. $110.6       $159.2

Total Fixed Income Fund.................................. $625.9       $568.5

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 9 - Federal Income Taxes

On February 27, 1990 the 401(k) Opportunity Plan for Salaried Employees of Union Carbide Corporation, the 401(k) Opportunity Plan for Hourly Employees of Union Carbide Corporation, and the Savings Plan for Employees of Union Carbide Corporation and Participating Subsidiary Companies, received favorable determinations as qualified plans under the Internal Revenue Code. Since the merger of these plans (see Note 2) into the Program on January 1, 1991, the Program has not applied for a new determination letter. However, management believes the Program is a qualified plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code and, accordingly, is exempt from Federal Income Tax. Employees are not subject to income tax on their salary reduction contributions, Corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with Internal Revenue Service Code Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the Internal Revenue Code.


Note 10 - Allocation of Program Income and Changes in Program Equity to Investment Programs

The allocation of program income and changes in program equity by investment program for the years ended December 31, 1993, 1992 and 1991 are as follows:

                                   THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                   CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                     NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity To Investment Programs (Continued)

                                                                  (Millions of Dollars)
                                                               Year Ended December 31, 1993

                                                                                           Dis-
                                                                                    UCC   counted
                                            Total  General   UCC    ESOP   ESOP   Deben-  Company   U.S.    Fixed
                                           Savings Savings Common   Allo-  Unal-   tures   Stock  Savings  Income
                                           Program   Fund   Stock   cated located & Notes   Fund   Bonds    Fund

Program Equity at December 31, 1992 ..... $  921.2  $  4.5  $ 23.2  $53.8  $104.2  $  0.1  $ 38.5  $  1.8  $568.5
Investment Income:
  Dividends..............................     16.8     -       2.9    2.9    10.4     -       -       -       -
  Interest...............................     45.4     0.2     -      -       -       -       -       0.1    42.3
                                              62.2     0.2     2.9    2.9    10.4     -       -       0.1    42.3
Net Change in Appreciation
  (Depreciation) of Investments..........    123.4     -      15.9   21.3    65.8     -       7.2     -       2.6
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     43.6     0.8     0.7    -       -       -       6.5     0.1    29.3
  Amounts Contributed by Participating
    Employers............................      5.5     -       -      -       5.5     -       -       -       -
                                              49.1     0.8     0.7    -       5.5     -       6.5     0.1    29.3
Allocation of ESOP Stock to Participants.     14.8     -       -     14.8     -       -       -       -       -
Loan Repayments (including interest).....      -       -       0.9    -       -       -       -       0.1    15.3
       Net Additions to Program..........    249.5     1.0    20.4   39.0    81.7     -      13.7     0.3    89.5
Withdrawals..............................    (30.6)   (0.2)   (1.2)  (1.5)    -       -      (0.3)   (0.1)  (24.0)
Loans to Program Participants............      -       -      (1.2)   -       -       -      (0.1)   (0.1)  (20.9)
Administration Costs and Expenses........     (0.9)    -       -      -       -       -       -       -      (0.9)
Interest Expense on ESOP Loan............    (10.3)    -       -      -     (10.3)    -       -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................      1.4     -       0.2    -       -       -       -       -       1.0
Transfers Among Investment Options.......      -       -      (7.2)  (2.3)    -      (0.1)   (4.3)    -       7.4
Allocation of ESOP Stock to Participants.     (5.6)    -       -      -      (5.6)    -       -       -       -
Rollovers of Distributions from
  the General Savings Fund...............      -      (5.3)    -      -       -       -       -       -       5.3
Income and Changes in Program Equity
   for the Year..........................    203.5    (4.5)   11.0   35.2    65.8    (0.1)    9.0     0.1    57.4
Program Equity at December 31, 1993...... $1,124.7  $  -    $ 34.2  $89.0  $170.0  $  -    $ 47.5  $  1.9  $625.9

                                                          (Millions of Dollars)
                                                      Year Ended December 31, 1993

                                                   Fidelity                    Fidel-
                                          Fidelity    U.S.            Fidel-    ity
                                           Equity-  Equity   Fidelity  ity     Growth         Praxair
                                           Income    Index   Magellan Contra- Company         Common
                                            Fund   Portfolio   Fund    fund     Fund   Loans   Stock

Program Equity at December 31, 1992 .....  $  5.8   $ 20.1    $ 26.0  $  -    $  -    $ 28.2  $ 46.5
Investment Income:
  Dividends..............................     -        -         -       -       -       -       0.6
  Interest...............................     -        -         -       -       -       2.8     -
                                              -        -         -       -       -       2.8     0.6
Net Change in Appreciation
  (Depreciation) of Investments..........     1.7      2.0       6.8     0.5     0.2     -      (0.6)
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     1.0      1.1       3.4     0.5     0.2     -       -
  Amounts Contributed by Participating
    Employers............................     -        -         -       -       -       -       -
                                              1.0      1.1       3.4     0.5     0.2     -       -
Allocation of ESOP Stock to Participants.     -        -         -       -       -       -       -
Loan Repayments (including interest).....     0.1      0.2       0.9     0.2     0.1   (17.8)    -
       Net Additions to Program..........     2.8      3.3      11.1     1.2     0.5   (15.0)    -
Withdrawals..............................    (0.1)    (0.4)     (0.6)    -       -      (1.1)   (1.1)
Loans to Program Participants............    (0.2)    (0.3)     (0.9)   (0.1)    -      24.5    (0.7)
Administration Costs and Expenses........     -        -         -       -       -       -       -
Interest Expense on ESOP Loan............     -        -         -       -       -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................     0.1      -         -       -       -       -       0.1
Transfers Among Investment Options.......     3.5     (1.0)      3.1     6.9     2.2     -      (8.2)
Allocation of ESOP Stock to Participants.     -        -         -       -       -       -       -
Rollovers of Distributions from
  the General Savings Fund...............     -        -         -       -       -       -       -
Income and Changes in Program Equity
   for the Year..........................     6.1      1.6      12.7     8.0     2.7     8.4    (9.9)
Program Equity at December 31, 1993......  $ 11.9   $ 21.7    $ 38.7  $  8.0  $  2.7  $ 36.6  $ 36.6





                                                                                    - 13 -


                                   THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                   CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                     NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity To Investment Programs (Continued)
                                                                            (Millions of Dollars)
                                                                         Year Ended December 31, 1992

                                                                                        UCC
                                                 Total  General   UCC   ESOP   ESOP   Deben-  Discounted   U.S.  Fixed
                                                Savings Savings Common  Allo-  Unal-   tures    Company  Savings Income
                                                Program   Fund   Stock  cated located & Notes Stock Fund  Bonds   Fund
Program Equity at December 31, 1991 ............ $804.4  $  3.8  $ 75.9 $24.2  $  -    $  0.2   $ 29.2   $  2.0  $594.7
Investment Income:

  Dividends ....................................   21.3     -       3.5   2.6    14.8     -        -        -       -
  Interest .....................................   50.7     0.3     -     -       -       -        -        0.1    47.8
                                                   72.0     0.3     3.5   2.6    14.8     -        -        0.1    47.8

Net Change in Appreciation
  (Depreciation) of Investments.................  187.1     -      31.5  22.6   104.2     -       11.2      -       -
Contributions and Deposits:
  Amounts Deposited by Participating Employees..   55.8     2.5     0.9   -       -       -        6.5      0.3    39.4
  Amounts Contributed by Participating Employers   16.2     -       -     -      16.2     -        -        -       -
                                                   72.0     2.5     0.9   -      16.2     -        6.5      0.3    39.4

Allocation of ESOP Stock to Participants .......   18.9     -       -    18.9     -       -        -        -       -
Loan Repayments (including interest) ...........    -       -       0.7   -       -       -        -        -      13.3
       Net Additions to Program ................  350.0     2.8    36.6  44.1   135.2     -       17.7      0.4   100.5
Withdrawals ....................................  (39.5)   (0.6)   (1.3) (1.1)    -       -       (0.5)    (0.1)  (32.5)
Loans to Program Participants ..................    -       -      (1.4)  -       -       -       (0.2)    (0.1)  (23.1)
Administration Costs and Expenses ..............   (0.3)    -       -     -       -       -        -        -      (0.3)
Interest Expense on ESOP Loan ..................  (17.3)    -       -     -     (17.3)    -        -        -       -
Transfers from (to) Other Savings Plans (Note 5) (162.4)   (1.2)  (42.7)  -       -      (0.1)     -       (0.4)  (97.9)
Transfers Among Investment Options .............    -       -     (43.9)(13.4)    -       -       (7.7)     -      26.8
Allocation of ESOP Stock to Participants .......  (13.7)    -       -     -     (13.7)    -        -        -       -
Rollovers of Distributions from
  the General Savings Fund .....................    -      (0.3)    -     -       -       -        -        -       0.3
Income and Changes in Program Equity
   for the Year ................................  116.8     0.7   (52.7) 29.6   104.2    (0.1)     9.3     (0.2)  (26.2)
Program Equity at December 31, 1992 ............ $921.2  $  4.5  $ 23.2 $53.8  $104.2  $  0.1   $ 38.5   $  1.8  $568.5

                                                          (Millions of Dollars)
                                                       Year Ended December 31, 1992

                                                Fidelity   Fidelity
                                                 Equity- U.S. Equity Fidelity         Praxair
                                                 Income     Index    Magellan         Common
                                                  Fund    Portfolio    Fund    Loans   Stock
Program Equity at December 31, 1991 ............ $  4.1    $ 22.4     $ 23.2  $ 24.7   $  -
Investment Income:

  Dividends ....................................    -         -          -       -        0.4
  Interest .....................................    -         -          -       2.5      -
                                                    -         -          -       2.5      0.4

Net Change in Appreciation
  (Depreciation) of Investments.................    0.6       1.3        1.5     -       14.2
Contributions and Deposits:
  Amounts Deposited by Participating Employees..    0.8       1.5        3.9     -        -
  Amounts Contributed by Participating Employers    -         -          -       -        -
                                                    0.8       1.5        3.9     -        -

Allocation of ESOP Stock to Participants .......    -         -          -       -        -
Loan Repayments (including interest) ...........    0.1       0.2        0.7   (15.0)     -
       Net Additions to Program ................    1.5       3.0        6.1   (12.5)    14.6
Withdrawals ....................................   (0.3)     (0.5)      (0.7)   (1.1)    (0.8)
Loans to Program Participants ..................   (0.1)     (0.5)      (0.7)   26.5     (0.4)
Administration Costs and Expenses ..............    -         -          -       -        -
Interest Expense on ESOP Loan ..................    -         -          -       -        -
Transfers from (to) Other Savings Plans (Note 5)   (1.0)     (4.6)      (5.0)   (9.4)    (0.1)
Transfers Among Investment Options .............    1.6       0.3        3.1     -       33.2
Allocation of ESOP Stock to Participants .......    -         -          -       -        -
Rollovers of Distributions from
  the General Savings Fund .....................    -         -          -       -        -
Income and Changes in Program Equity
   for the Year ................................    1.7      (2.3)       2.8     3.5     46.5
Program Equity at December 31, 1992 ............ $  5.8    $ 20.1     $ 26.0  $ 28.2   $ 46.5






                                                                                    - 14 -


                                   THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                   CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                     NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity To Investment Programs (Continued)

                                                                        (Millions of Dollars)
                                                                     Year Ended December 31, 1991

                                                                                        UCC
                                                 Total  General   UCC   ESOP   ESOP   Deben-  Discounted   U.S.  Fixed
                                                Savings Savings Common  Allo-  Unal-   tures    Company  Savings Income
                                                Program   Fund   Stock  cated located & Notes Stock Fund  Bonds   Fund
Program Equity at December 31, 1990 ............ $700.1  $ 19.3  $ 73.8 $ -    $  -    $  0.3   $ 20.3   $  1.8  $528.6
Investment Income:

  Dividends ....................................   33.9     -       5.1   1.4    27.4     -        -        -       -
  Interest .....................................   52.9     0.9     -     -       -       -        -        0.1    49.8
                                                   86.8     0.9     5.1   1.4    27.4     -        -        0.1    49.8

Net Change in Appreciation
  (Depreciation) of Investments.................   35.5     -      18.0   -       -       -        5.8      -       -
Contributions and Deposits:
  Amounts Deposited by Participating Employees..   68.6     4.3     1.3   -       -       -        8.1      0.2    48.9
  Amounts Contributed by Participating Employers   28.3     -       -     -      28.3     -        -        -       -
                                                   96.9     4.3     1.3   -      28.3     -        8.1      0.2    48.9

Allocation of ESOP Stock to Participants .......   23.7     -       -    23.7     -       -        -        -       -
Loan Repayments (including interest) ...........    -       -       0.5   -       -       -        -        -      10.8
       Net Additions to Program ................  242.9     5.2    24.9  25.1    55.7     -       13.9      0.3   109.5
Withdrawals ....................................  (48.7)   (0.7)   (1.6) (0.3)    -       -       (0.6)    (0.2)  (43.0)
Loans to Program Participants ..................    -       -      (0.8)  -       -       -       (0.1)     -     (12.4)
Administration Costs and Expenses ..............   (0.3)    -       -     -       -       -        -        -      (0.3)
Interest Expense on ESOP Loan ..................  (32.0)    -       -     -     (32.0)    -        -        -       -
Transfers from (to) Other Savings Plans (Note 5)  (33.9)   (2.3)   (5.7)  -       -       -        -        -     (23.5)
Transfers Among Investment Options .............    -       -     (14.7) (0.6)    -      (0.1)    (4.3)     0.1    18.1
Allocation of ESOP Stock to Participants .......  (23.7)    -       -     -     (23.7)    -        -        -       -
Rollovers of Distributions from
  the General Savings Fund .....................    -     (17.7)    -     -       -       -        -        -      17.7
Income and Changes in Program Equity
   for the Year ................................  104.3   (15.5)    2.1  24.2     -      (0.1)     8.9      0.2    66.1
Program Equity at December 31, 1991 ............ $804.4  $  3.8  $ 75.9 $24.2  $  -    $  0.2   $ 29.2   $  2.0  $594.7

                                                       (Millions of Dollars)
                                                    Year Ended December 31, 1991

                                                Fidelity   Fidelity
                                                 Equity- U.S. Equity Fidelity
                                                 Income     Index    Magellan
                                                  Fund    Portfolio    Fund    Loans
Program Equity at December 31, 1990 ............ $  2.7    $ 17.5     $ 13.1  $ 22.7
Investment Income:

  Dividends ....................................    -         -          -       -
  Interest .....................................    -         -          -       2.1
                                                    -         -          -       2.1

Net Change in Appreciation
  (Depreciation) of Investments.................    0.8       5.1        5.8     -
Contributions and Deposits:
  Amounts Deposited by Participating Employees..    0.7       1.8        3.3     -
  Amounts Contributed by Participating Employers    -         -          -       -
                                                    0.7       1.8        3.3     -

Allocation of ESOP Stock to Participants .......    -         -          -       -
Loan Repayments (including interest) ...........    0.1       0.2        0.3   (11.9)
       Net Additions to Program ................    1.6       7.1        9.4    (9.8)
Withdrawals ....................................   (0.1)     (0.7)      (0.7)   (0.8)
Loans to Program Participants ..................   (0.1)     (0.2)      (0.4)   14.0
Administration Costs and Expenses ..............    -         -          -       -
Interest Expense on ESOP Loan ..................    -         -          -       -
Transfers from (to) Other Savings Plans (Note 5)   (0.1)     (0.5)      (0.4)   (1.4)
Transfers Among Investment Options .............    0.1      (0.8)       2.2     -
Allocation of ESOP Stock to Participants .......    -         -          -       -
Rollovers of Distributions from
  the General Savings Fund .....................    -         -          -       -
Income and Changes in Program Equity
   for the Year ................................    1.4       4.9       10.1     2.0
Program Equity at December 31, 1991 ............ $  4.1    $ 22.4     $ 23.2  $ 24.7







                                                                            - 15 -





                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)



Note 11 - Subsequent Events

On March 10, 1994, Union Carbide Corporation announced a special stock grant of 40 shares of ESOP Stock to certain UCC employees. The ESOP Stock grant was credited to eligible employees' Savings Program 401(k) accounts as of March 31, 1994. The total number of shares credited was 385,640 with a market value of $8.7 million at March 31, 1994. The number of eligible employees totaled 9,641.

During 1993, Union Carbide Corporation sold the OrganoSilicon business ("OSi"). In May, 1994, the investment fund balances of certain OSi employees in The Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies were transferred to the newly established OSi Specialties, Inc. Savings Plan. Total assets transferred amounted to $8.9 million. The number of participants transferred totaled 183.

On April 27, 1994, the shareholders of Union Carbide Corporation voted to merge UCC into its wholly owned subsidiary, Union Carbide Chemicals and Plastics Company Inc. effective as of May 1, 1994 (the new entity will continue to be known as Union Carbide Corporation). The merger required the new entity to file Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 for the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies with the Securities and Exchange Commission. The post effective amendment allows post-merger UCC to adopt as its own the Form S-8 Registration Statement previously filed by pre-merger UCC.


Supplemental Schedules

Information on the supplemental schedules, provided to the Program by its Trustees, Chemical Bank and State Street Bank, was filed under Form SE, in paper, under General Instruction E of Form 11-K.

These supplemental schedules are not a required part of the basic financial statements of the Program, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                     SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.








                                The Savings Program for Employees of
                                   Union Carbide Corporation and
                                 Participating Subsidiary Companies





Date:  June 24, 1994            By:             John K. Wulff
                                Name:           JOHN K. WULFF
                                Title:  Vice-President, Controller and
                                         Principal Accounting Officer,
                                          Union Carbide Corporation

                           Independent Auditors' Report


To the Program Administrators of the Savings Program for
Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statements of financial condition of the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program") as of December 31, 1993 and 1992, and the related statements of income and changes in program equity for each of the years in the three-year period ended December 31, 1993. These financial statements and financial schedules are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements and financial schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies as of December 31, 1993 and 1992, and the results of its operations for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our 1993 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1993 supplemental schedules of the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The 1993 supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                 KPMG PEAT MARWICK

Stamford, Connecticut
June 24, 1994

                                   EXHIBIT INDEX




Exhibit                                                             Page
  No.                       Exhibit                                  No.


   1       Independent Auditors' Consent                             20